Exhibit 3.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

The Jean Coutu Group (PJC) Inc. (the “Jean Coutu Group”)

245, rue Jean Coutu

Varennes, Québec

J3X 0E1

Item 2	Date of Material Change

October 2, 2017.

Item 3	News Release

A press release describing the material change was issued via the CNW news service on October 2, 2017.

A copy of the press release is also available on SEDAR at www.sedar.com under the Jean Coutu Group’s profile.

Item 4	Summary of Material Change

On October 2, 2017, the Jean Coutu Group and Metro Inc. (“Metro”) announced that they had entered into a definitive combination agreement (the “Combination Agreement”) pursuant to which Metro will acquire all of the outstanding Jean Coutu Group Class A subordinate voting shares and all of the outstanding Jean Coutu Group Class B shares (collectively, the “Jean Coutu Group Shares”) for $24.50 per Jean Coutu Group Share, representing a total consideration of approximately $4.5 billion, subject to regulatory and Jean Coutu Group shareholder approvals (the “Transaction”). Under the terms of the Transaction, Jean Coutu Group shareholders (“Jean Coutu Group Shareholders”) will receive an aggregate consideration which will consist of 75% in cash and 25% in METRO common shares (“Metro Shares”).

Under the terms of the Transaction, Jean Coutu Group Shareholders will be entitled to elect to receive $24.50 per Jean Coutu Group Share in cash or 0.61006 of a Metro Share for each Jean Coutu Group Share, subject to proration such that the aggregate consideration to be paid to Shareholders will be 75% in cash and 25% in Metro Shares.

The Transaction will be structured as an amalgamation under Chapter XI of the Business Corporations Act (Québec) (the “QBCA”) and will be subject to the approval of 66 2/3% of the votes cast by Jean Coutu Group Shareholders, voting together as a single class, at a special meeting of Jean Coutu Group Shareholders expected to be held in November 2017 (the “Special Meeting”). In addition to Jean Coutu Group Shareholders’ approval, the Transaction is subject to regulatory approvals and approval by the Toronto Stock Exchange

(the “TSX”) for the listing of the Metro Shares to be issued and certain other customary closing conditions. The Combination Agreement between the Jean Coutu Group and Metro provides for a non-solicitation covenant in favour of Metro. A termination fee of $135 million is also payable to Metro in certain circumstances. Closing of the Transaction is expected to occur in the first half of 2018.

The Board of Directors of the Jean Coutu Group (the “Board of Directors”), having received a unanimous recommendation from a special committee comprised solely of independent directors (the “Special Committee”), has unanimously approved the Transaction and recommends that Jean Coutu Group Shareholders vote in favour of the Transaction. The Coutu family and affiliated entities, which hold Jean Coutu Group Shares representing 93% of the aggregate voting rights attached to all Jean Coutu Group Shares, have entered into irrevocable support and voting agreements (the “Irrevocable Support and Voting Agreements”) pursuant to which they have agreed to vote all of their Jean Coutu Group Shares in favour of the Transaction at the Special Meeting. In addition, directors and senior officers of the Jean Coutu Group that beneficially own Jean Coutu Group Shares have also entered into support and voting agreements pursuant to which, subject to certain terms and conditions, they have agreed to vote all of their Jean Coutu Group Shares in favour of the Transaction at the Special Meeting (the “D&O Support and Voting Agreements”, and together with the Irrevocable Support and Voting Agreements, the “Support and Voting Agreements”).

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

The Transaction

On October 2, 2017, the Jean Coutu Group entered into the Combination Agreement with Metro pursuant to which the Jean Coutu Group and Metro will combine their businesses. The Transaction will be implemented by way of an amalgamation under Chapter XI of the QBCA pursuant to the terms of an amalgamation agreement (the “Amalgamation Agreement”) to be entered into between the Jean Coutu Group, a direct newly-incorporated wholly-owned subsidiary of Metro (“Metro Subco”) and certain Qualifying Holdcos (as defined in the Combination Agreement). Assuming the Transaction is completed, the Jean Coutu Group will become a direct wholly-owned subsidiary of Metro through the amalgamation of the Jean Coutu Group, Metro Subco and the Qualifying Holdcos.

Upon the effectiveness of the Transaction, and subject to the terms and conditions of the Combination Agreement and the Amalgamation Agreement, the Jean Coutu Group Shareholders will receive, at the election of each Jean Coutu Group Shareholder, $24.50 per Jean Coutu Group Share in cash or 0.61006 of a Metro Share for each Jean Coutu Group Share, subject to proration, such that the aggregate consideration to be paid to Jean Coutu Group Shareholders will be 75% in cash and 25% in Metro Shares.

In addition, under the terms of the Transaction, each outstanding option to purchase Jean Coutu Group Shares (an “Option”), whether or not then vested, that has not been exercised prior to the effective date of the Transaction (the “Effective Date”), will be surrendered to the Jean Coutu Group for cancellation in exchange for a cash payment by the Jean Coutu Group in an amount equal to the difference between $24.50 and the exercise price for such Option. Each Option, whether or not then vested, that has not been exercised prior to the Effective Date and that has an exercise price that is equal to or greater than $24.50 will be cancelled and terminated. Each outstanding deferred share unit, stock appreciation right and performance-based share, whether or not then vested, that has not been exercised prior to the Effective Date, will be surrendered to the Jean Coutu Group for cancellation in exchange for a cash payment by the Jean Coutu Group in an amount equal to $24.50, subject, in respect of the performance-based shares, to certain adjustments based on the achievement of performance criteria. The stock option plan, deferred share unit plan, stock appreciation right plan and performance-based share plan of the Jean Coutu Group will be terminated.

The Transaction is subject to a number of conditions, including, among others (1) the approval of the Transaction by two-thirds of the votes cast by Jean Coutu Group Shareholders voting as a single class at the Special Meeting (Jean Coutu Group Class A subordinate voting shares being entitled to one (1) vote per share and Jean Coutu Group Class B shares being entitled to ten (10) votes per share); (2) regulatory approvals and conditional approval of the listing of the Metro Shares on the TSX; (3) the absence of a Material Adverse Effect (as defined in the Combination Agreement) with respect to each party; and (4) other customary closing conditions.

The Combination Agreement contains customary representations and warranties made by each of the Jean Coutu Group and Metro and also contains customary covenants, including, among others, agreements by the Jean Coutu Group to conduct its business in the ordinary course consistent with past practice during the period between the execution of the Combination Agreement and the Effective Date and to not engage in certain kinds of transactions or take certain actions during this period unless consented to in writing by the other party.

Under the terms of the Combination Agreement, during the period between the execution of the Combination Agreement and the Effective Date, the Jean Coutu Group will be permitted, as a general principle, to declare and pay dividends on the Jean Coutu Group Shares not in excess of $0.13 per Jean Coutu Group Share per fiscal quarter. The Jean Coutu Group will also be permitted to declare a special dividend near the closing of the Transaction not in excess of $0.13 per Jean Coutu Group Share on a pro rata basis for the number of days elapsed between the Effective Date and the last date on which a dividend was declared (such declaration date being no earlier than the first week of January 2018 or the first week of April 2018 for the Jean Coutu Group’s Q3 and Q4, respectively).

The Jean Coutu Group is subject to restrictions on its ability to initiate, solicit, encourage or facilitate proposals from third parties with respect to transactions involving the sale of the Jean Coutu Group (an “Acquisition Proposal”). However, the Jean Coutu Group and its representatives may, prior to the receipt of required approval of the Transaction by the Jean

Coutu Group Shareholders, engage in or participate in discussions or negotiations with third parties that submit a written Acquisition Proposal that the Board of Directors has determined, in good faith, after consultation with outside legal and financial advisors, constitutes or could reasonably be expected to lead to a transaction that is more favourable from a financial point of view to the Jean Coutu Group Shareholders (a “Superior Proposal”). In addition, if the Jean Coutu Group receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Transaction by Jean Coutu Group Shareholders, the Board of Directors may change its recommendation or, if the Irrevocable Support and Voting Agreements have been terminated in accordance with their terms, may change its recommendation and authorize the Jean Coutu Group to terminate the Combination Agreement in order to enter into a definitive agreement with respect to such Superior Proposal. However, notwithstanding any such change in recommendation, unless Metro has terminated the Combination Agreement, the Jean Coutu Group shall continue to take all steps reasonably necessary to hold the Special Meeting in connection with the Transaction and to cause the resolution in respect of the Transaction to be voted on at such meeting.

In the event that the Jean Coutu Group terminates the Combination Agreement as a result of the Jean Coutu Group receiving an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Transaction by the Jean Coutu Group Shareholders and further to the termination of the Irrevocable Support and Voting Agreements in accordance with their terms, the Jean Coutu Group may be obligated to pay a $135 million termination fee to Metro (which amount, if paid, is agreed to be the sole remedy of Metro against the Jean Coutu Group, its subsidiaries and their respective representatives, acting in such capacity).

In the event that the Combination Agreement is terminated (1) by Metro as a result of a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Jean Coutu Group (provided that Metro is not otherwise in default of its obligations under the Combination Agreement), or (2) by either the Jean Coutu Group or Metro as a result of (a) the occurrence of the Outside Date (as defined in the Combination Agreement) or (b) the failure by the Jean Coutu Group Shareholders to approve the Transaction, the Jean Coutu Group may be obligated to pay a $135 million termination fee to Metro (which amount, if paid, is agreed to be the sole remedy of Metro against the Jean Coutu Group, its subsidiaries and their respective representatives, acting in such capacity), provided in each case that an Acquisition Proposal must have been made or publicly announced by any third party and that such Acquisition Proposal is consummated within a period of 365 days from the date of exercise of such termination.

In addition, in the event that the Combination Agreement is terminated by either the Jean Coutu Group or Metro because of (1) the occurrence of the Outside Date or (2) a breach by the other party of its representations, warranties or covenants in the Combination Agreement, Jean Coutu or Metro, as applicable, will be obligated to pay the other party up to $20 million to reimburse expenses, provided that the party seeking to terminate the Combination Agreement is not then in default of its obligations under the Combination Agreement.

Subject to certain limitations, each party may also terminate the Combination Agreement if the Transaction is not consummated by the Outside Date (June 4, 2018), which date can be extended by the mutual agreement of the parties.

Fairness Opinions and Board Recommendation

The financial advisor to the Jean Coutu Group, National Bank Financial Inc., has provided an opinion to the Board of Directors and the Special Committee, and the independent financial advisor to the Special Committee, TD Securities Inc., has provided an opinion to the Special Committee, each to the effect that, subject to the assumptions, limitations and qualifications set out in such opinions, the consideration to be received by Jean Coutu Group Shareholders in connection with the Transaction is fair, from a financial point of view, to such shareholders.

After considering, among other things, the fairness opinion of National Bank Financial Inc., and the unanimous recommendation of the Special Committee (which had reviewed the fairness opinion of TD Securities Inc.) which was formed to consider the Transaction, the Board of Directors unanimously concluded that the Transaction and the execution of the Combination Agreement are in the best interests of the Jean Coutu Group and authorized the execution by the Jean Coutu Group of the Combination Agreement and all related agreements. The Board of Directors unanimously recommends that the Jean Coutu Group Shareholders vote in favour of the special resolution to approve the Transaction.

Metro Governance

At the Effective Date, Metro will cause two persons designated by the Jean Coutu Group to join the board of directors of Metro.

Support and Voting Agreements

The Coutu family and affiliated entities, which hold Jean Coutu Group Shares representing 93% of the aggregate voting rights attached to all Jean Coutu Group Shares, have entered into the Irrevocable Support and Voting Agreements pursuant to which they have agreed to vote all of their Jean Coutu Group Shares in favour of the Transaction at the Special Meeting. In addition, directors and senior officers of the Jean Coutu Group that beneficially own Jean Coutu Group Shares entered into the D&O Support and Voting Agreements pursuant to which, subject to certain terms and conditions, they have agreed to support and vote all of such individual’s Jean Coutu Group Shares in favour of the resolution in respect of the Transaction.

Jean Coutu Group Shareholders’ Meeting

Further information regarding the Transaction will be contained in a management proxy circular that the Jean Coutu Group will prepare, file and mail to Jean Coutu Group Shareholders in advance of the Special Meeting. A copy of the management proxy circular will be available on SEDAR at www.sedar.com.

The foregoing description of the Transaction, of the Combination Agreement and of the Support and Voting Agreements, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Combination Agreement and of the Voting and Support Agreements. A copy of the Combination Agreement and of the Voting and Support Agreements has been filed on the Jean Coutu Group’s SEDAR profile and is available for viewing at www.sedar.com.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Hélène Bisson,

Vice President, Communications

Tel: (450) 646-9611

Item 9	Date of Report

October 6, 2017.

Cautionary Note Regarding Forward-Looking Statements

This material change report includes “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this material change report, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of the Jean Coutu Group may constitute forward-looking statements within the meaning of the Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “potential”, “project”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms, variations of them, similar terminology or the use of future tenses. These forward-looking statements are not facts or guarantees of future performance, but only reflections of estimates and expectations of Jean Coutu Group’s management and involve a number of risks, uncertainties, and assumptions.

Although the Jean Coutu Group believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to differ materially from the expectations of the Jean Coutu Group’s management as set forth in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties discussed in the Jean Coutu Group’s Annual Information Form under “Risk Factors” and also in the “Critical accounting estimates”, “Risks and uncertainties” and “Strategies and outlook” sections of the Jean Coutu Group’s annual management’s discussion and analysis for fiscal year ended March 4, 2017, filed with Canadian securities regulatory authorities. More particularly and without limitation, this material change report contains forward-looking statements and information concerning: statements or implications about the anticipated benefits of the Transaction for the Jean Coutu Group and its shareholders, employees and pharmacists including future financial and operating results, the Jean Coutu Group’s plans, objectives, expectations and intentions; the anticipated timing for the Special Meeting and the anticipated timing for the completion of the Transaction.

In respect of the forward-looking statements and information concerning the anticipated benefits of the proposed Transaction, the anticipated timing for the Special Meeting and the anticipated timing for the completion of the Transaction, the Jean Coutu Group has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory and shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction; and other expectations and assumptions concerning the Transaction. The anticipated timing to hold the shareholder meeting may change for a number of reasons. Although the Jean Coutu Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Accordingly, investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

Risks and uncertainties inherent in the nature of the Transaction include without limitation the failure of the parties to obtain the necessary shareholder and regulatory approvals, including regulatory approvals and approval by the TSX, or to otherwise satisfy the conditions to the completion of the Transaction, in a timely manner, or at all; significant transaction costs or unknown liabilities; failure to realize the expected benefits of the Transaction; and general economic conditions. Failure to obtain the necessary shareholder and regulatory approvals, or the failure of the parties to otherwise satisfy the conditions to or complete the Transaction, may result in the Transaction not being completed on the proposed terms, or at all. There can be no assurance that the anticipated strategic benefits and operational, competitive and cost synergies resulting from the Transaction will be realized. In addition, if the Transaction is not completed, and the Jean Coutu Group continues as an independent entity, there are risks that the announcement of the Transaction and the dedication of substantial resources of the Jean Coutu Group to the completion of the Transaction could have an impact on Jean Coutu Group’s business and strategic relationships

(including with future and prospective employees, pharmacy owners, customers, distributors, suppliers and partners), operating results and businesses generally, and could have a material adverse effect on the current and future operations, financial condition and prospects of the Jean Coutu Group. Furthermore, the failure of the Jean Coutu Group to comply with the terms of the Combination agreement may, in certain circumstances, result in the Jean Coutu Group being required to pay a fee to Metro, the result of which could have a material adverse effect on Jean Coutu Group’s financial position and results of operations and its ability to fund growth prospects and current operations.

The forward-looking statements contained in this material change report are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this material change report or other specified date and speak only as of such date. The Jean Coutu Group expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.